Exhibit 12.1

Burger King Holdings, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(In millions)

	Three Months Ended		Years Ended June 30,
Earnings:	September 30, 2010	2010	2009	2008	2007	2006

Pretax income from continuing operations
before cumulative effect of accounting changes	$78.5	$284.3	$284.8	$293.0	$223.0	$80.0

Interest expense	12.5	49.6	57.3	67.1	73.0	81.0

Interest portion of net rent expense	18.5	72.6	70.2	60.0	61.7	59.9

Earnings available for fixed charges	$109.5	$406.5	$412.3	$420.1	$357.7	$220.9

Fixed Charges:

Interest Expense	$12.5	$49.6	$57.3	$67.1	$73.0	$81.0

Interest portion of net rent expense	18.5	72.6	70.2	60.0	61.7	59.9

Total fixed charges	$31.0	$122.2	$127.5	$127.1	$134.7	$140.9

Ratio of earnings to fixed charges	3.5	3.3	3.2	3.3	2.7	1.6